SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission file number: 001-16407

     A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

ZIMMER PUERTO RICO SAVINGS AND INVESTMENT PROGRAM

     B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ZIMMER HOLDINGS, INC.
345 East Main Street
Warsaw, Indiana 46580

Consent of PricewaterhouseCoopers LLP
Certification Pursuant to Section 906

REQUIRED INFORMATION

Item 4.	The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a)	Financial Statements:

Report of Independent Auditors

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002

Notes to Financial Statements

Supplemental Schedules:

Form 5500, Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

(b)	Exhibits

23.1	Consent of PricewaterhouseCoopers LLP

99.1	Certification Pursuant to 18 U.S.C. Section 1850, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Zimmer Puerto Rico
Savings and Investment Program
Report on Audit of Financial Statements and
Supplemental Schedule
For the Year Ended December 31, 2002

Zimmer Puerto Rico Savings and Investment Program
Index to Financial Statements

Page

Report of Independent Auditors	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2002 and 2001	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	3

Notes to Financial Statements	4-8

Supplemental Schedule:

Schedule H, line 4i—Schedule of Assets (Held at End of Year)	9

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of the
Zimmer Puerto Rico Savings and Investment Program

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Zimmer Puerto Rico Savings and Investment Program (the “Program”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Program’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Program’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 27, 2003

Zimmer Puerto Rico Savings and Investment Program
Statements of Net Assets Available for Benefits
at December 31, 2002 and 2001

	2002	2001
Investments:
Program interest in Zimmer Master Trust	$2,212,471	$3,003,688
Mutual funds	467,523	455,716
Common/collective funds	457,187	221,594
Cash equivalents	194,911	521
Participant loans	315,197	277,943

Total investments	3,647,289	3,959,462
Contributions receivable:
Employee	9,942	7,518
Employer	19,773	3,053

Net assets available for benefits	$3,677,004	$3,970,033

The accompanying notes are an integral part of these financial statements.

Zimmer Puerto Rico Savings and Investment Program
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2002

Additions:
Interest and dividends	$23,220

Contributions:
Employee	613,327
Employer	254,058
Rollovers	1,079

Total contributions	868,464

Total additions	891,684

Deductions:
Benefits paid directly to participants	600,579
Program interest in Zimmer Master Trust investment loss	471,239
Net depreciation in fair value of mutual funds	109,455
Other	95

Total deductions	1,181,368

Net decrease before transfer to another plan	(289,684)
Transfer to another plan	(3,345)

Net decrease	(293,029)
Net assets available for benefits
Beginning of year	$3,970,033

End of year	$3,677,004

The accompanying notes are an integral part of these financial statements.

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
at December 31, 2002

1.	Summary of Significant Accounting Policies Basis of Accounting

The accompanying financial statements of the Zimmer Puerto Rico Savings and Investment Program (the “Program”) are prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

Certain assets of the Program are held by Fidelity Management Trust Company in a master trust and are commingled with assets of another benefit plan sponsored by Zimmer Holdings, Inc. The fair value of the Program’s interest in the Zimmer Holdings, Inc. Savings and Investment Program Master Trust (“Zimmer Master Trust”) is based on the beginning of year value of the Program’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Program assets in the Zimmer Master Trust include the Zimmer Stock Fund and the Bristol-Myers Squibb Stock Fund (“BMS Fund”), which consist of shares of each company’s common stock and cash. The underlying common stock is valued at the last reported sales price at the end of the year or, if there was no sale that day, the last reported bid price.

Quoted market prices are used to value mutual funds. Common/collective funds are valued at the fund’s net asset value on the last day of the Program year. Cash equivalents are valued at cost plus interest earned, which approximates fair value. Program participant loans are valued at cost, which approximates fair value. The Program presents in its statement of changes in net assets available for benefits an allocation of the Master Trust’s net income (loss) which consists of realized gains or losses, unrealized appreciation (depreciation) on investments and interest and dividend income. The Program also presents in its statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of mutual funds which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Program provides for various investment options in any combination of common stock funds, a common/collective fund, mutual funds, or a money market fund. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
at December 31, 2002

1.	Summary of Significant Accounting Policies, continued Tax Status and Reporting

The Program has obtained a determination letter on July 25, 2002, in which the Internal Revenue Service stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Program has been amended since receiving the determination letter, however, the Program administrator believes the Program is currently designed and is being operated in compliance with the applicable requirements of the IRC.

2.	Description of Program

The following description of the Program provides only general information. Participants should refer to the Summary Program Description or Program agreement, available from the Plan administrator, for a more complete description of the Program’s provisions.

The Program was established August 6, 2001 in conjunction with the date Zimmer Holdings, Inc. (the “Company” or “Employer”) was spun-off from Bristol-Myers Squibb Company. The Program provides a way for employees of the Company to save on a regular and long-term basis and to encourage continued careers within the Company. In conjunction with the spin-off of the Company, the account balances of active Company employees under the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the “BMS Program”) were transferred from the BMS Program to the Program. Subsequent to August 6, 2001 generally all employees of the Company who work at least 1,000 hours in a twelve month period and who were not participants in the BMS Program on the effective date of the Program are eligible to participate in the Program. The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Each participant may contribute a pre-tax and after-tax amount not to exceed a total of 30% (16% for 2001) of the participant’s annual salary or wages, as defined by the Program, for the Program year. The participant contributions include a basic contribution ranging from 2% to 6% of the participant’s annual salary or wages, as elected by the participant. In addition, if the participant elects a 6% basic contribution, a supplementary contribution of from 1% to 24% (10% in 2001), may then be authorized by the participant. The Company shall contribute a matching contribution equal to 75% of the first 6% of the participant’s basic contributions made to the Program. All contributions are subject to certain limitations.

Certain assets of the Program are held in the Zimmer Master Trust. The Program allows for various fund options from which participants select to allocate their voluntary participant contribution and earnings thereon, some of which are within the Zimmer Master Trust and some of which are not. During 2002, the Program offered a money market fund, a common/collective fund, six mutual funds and a Zimmer Stock Fund as options for participants. All Employer matching contributions are invested in the Zimmer Stock Fund. At age 55, however, participants are allowed to redirect their future Employer matching contributions to other funds as well as to liquidate and invest any portion or all of their investment in the Zimmer Stock Fund. No participants are allowed to invest in the Bristol-Myers Squibb Stock Fund that was transferred to the Program in conjunction with the spin-off of the Company. Effective August 6, 2003, the BMS fund will be liquidated as per terms of the Company’s spin-off from Bristol-Myers Squibb Company. Prior to that date, participants can elect to transfer the balance in their BMS fund to other investment options. Account balances of participants not electing to transfer their BMS funds will automatically be transferred to the money market fund.

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
at December 31, 2002

2.	Description of Program, continued

Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, Program earnings, and expenses, if any. Program earnings are allocated to participants on a daily basis in the same proportion as the value of the participant’s account bears to the value of all participant accounts invested in the Fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

All voluntary participant contributions and earnings thereon are always 100% vested. Participants vest in the Employer matching contributions and earnings thereon 20% after one year with an additional 20% each year thereafter until fully vested after five years of service. All participant account balances transferred from the BMS Program on August 6, 2001 became 100% vested on that date, including future earnings thereon. Any portion of a participants’ account that is not vested at the time of final distribution is forfeited and used to reduce future Employer contributions. During the year ended December 31, 2002, there were no non-vested forfeitures used to reduce Employer contributions. At December 31, 2002, there were $2,031 of non-vested forfeitures available to reduce future Employer contributions.

Participants or their beneficiaries may request a distribution of their account balance upon separation of service by reason of retirement, death, disability or termination. Distributions may, generally, be made in installment payments or in lump-sum amounts. Distribution of investments in the Zimmer Stock Fund or the BMS Fund may be in cash or stock, as elected by the participant. Withdrawals may also be made when a participant attains age 59 1/2 or demonstrates financial hardship. There were no benefits payable to participants who were eligible to receive a distribution from the Program but had not yet been paid at December 31, 2002 and 2001.

Program expenses are paid by the Program, to the extent not paid by the Company.

Participants may borrow from the Program approved amounts up to the lesser of 50% of the participants’ vested account balances, or $50,000. Interest on the loan is based on the then existing prime rate offered by banks. The loans are collateralized by the participants’ vested account balances and shall be repaid generally over a period of five years.

Although it is not the Company’s intent to do so, in the event the Program is terminated or upon complete discontinuance of contributions under the Program by the Company, the rights of each participant to their account on the date of such termination or discontinuance are fully vested and nonforfeitable.

3.	Investments

The fair value of the Program’s interest in the Zimmer Master Trust, the Spartan U.S. Equity Index Fund, the Fidelity Retirement Money Market and the Fidelity Managed Income Portfolio II represent 5% or more of the Program’s net assets at December 31, 2002. The fair value of the Program’s interest in the Zimmer Master Trust, the Spartan U.S. Equity Index Fund and the Fidelity Managed Income Portfolio II represent 5% or more of the Program’s net assets at December 31, 2001.

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
at December 31, 2002

4.	Interest in Zimmer Master Trust

Certain of the Program’s investments are in the Zimmer Master Trust which was established for the investment of assets of the Program and assets of another Zimmer sponsored retirement plan. The plans participating in the Zimmer Master Trust collectively own, through the Zimmer Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to specific plans. Accordingly, each plan’s investment percentage in the Zimmer Master Trust changes regularly. Income earned by the Zimmer Master Trust is allocated to the various plans based upon the investment percentage on the day the income is earned. At December 31, 2002 and 2001, the Program’s interest in the net assets of the Zimmer Master Trust was approximately 2.0% and 2.2%, respectively. The Program’s approximate share of the Zimmer Master Trust’s investment activities for the year ended December 31, 2002 was 2.2%. Investment income and administrative expenses relating to the Zimmer Master Trust are allocated to the individual plans based on 1) whether it is related to a specific plan (100% allocation to that plan), or 2) the Program’s proportionate share of the income or expense which is attributable to the Trust.

The following presents the fair value of investments and the Program’s percentage interest in each investment for the Zimmer Master Trust at December 31, 2002 and 2001 and the related investment income and percentage interest for the year ended December 31, 2002:

	2002		2001
Investments:
Stock funds	$57,647,567	3.8%	$84,915,493	3.5%
Mutual funds	27,619,735	0.0	28,081,738	0.0
Common/collective trust fund	23,341,819	0.0	19,134,336	0.0
Cash and cash equivalents	4,278,334	0.0	1,407,113	0.0

	$112,887,455		$133,538,680

Investment income:
Interest and dividends	$2,857,835	2.1%

Net depreciation in fair value of investments:
Common stocks	$(22,017,137)
Mutual funds	(4,123,172)

	$(26,140,309)	2.2%

5.	Nonparticipant Directed Investments

The stock funds are made up of the Zimmer Stock Fund and the BMS Stock Fund. The Zimmer Stock Fund includes both participant-directed and nonparticipant-directed investments which cannot be separately determined.

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
at December 31, 2002

5.	Nonparticipant Directed Investments, continued

Information about the net assets and the significant components of the changes in net assets, including both participant-directed and nonparticipant-directed components of the Stock funds, at December 31, 2002 and 2001 and for the year ended December 31, 2002 is a follows:

	2002	2001
Net assets:
Stock funds	$2,212,472	$3,003,688

Changes in net assets:
Contributions	618,926
Interest and dividends	35,248
Net depreciation	(506,487)
Benefits paid	(440,462)
Other, including loan activity	(498,441)

Net decrease	$(791,216)

6.	Parties-in-Interest

At December 31, 2002 and 2001, certain investments of the Program were held in investment funds which were managed by the custodian of the stock funds.

Participants in the Plan may invest their contributions in the Zimmer Stock Fund, as applicable, which primarily holds shares of Zimmer common stock. At December 31, 2002 and 2001, the Zimmer Master Trust held 839,395 shares and 577,966 shares, respectively, of Zimmer common stock with a historical cost of $26,286,882 and $14,488,655, respectively, and a market value of $34,851,680 and $17,651,082, respectively. These transactions are exempt from the ERISA prohibited transaction rules.

The Company provides certain accounting, recordkeeping and administrative services to the Program, for which it is not compensated.

Zimmer Puerto Rico Savings and Investment Program
Schedule H, line 4i—Schedule of Assets (Held at End of Year)

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower	Rate of Interest, Collateral,		Fair
Lessor, or Similar Party	Par or Maturity Value	Cost	Value
Mutual Funds:
*Fidelity Investments	Fidelity U.S. Bond Index Fund (2,152 units)	**	$24,188

*Fidelity Investments	Fidelity Puritan Fund (941 units)	**	14,860

*Fidelity Investments	Fidelity Equity Income Fund (458 units)	**	18,178

*Fidelity Investments	Fidelity Growth Company Fund (2,455 units)	**	86,973

*Fidelity Investments	Fidelity Low Price Stock Fund (2,328 units)	**	58,585

*Fidelity Investments	Spartan U.S. Equity Index Fund (8,499 units)	**	264,739

		**	467,523

Common/Collective Fund:
*Fidelity Investments	Fidelity Managed Income Portfolio II
	(457,187 units)	**	457,187

Cash equivalents:
*Fidelity Investments	Fidelity Retirement Money Market (194,911 units)	**	194,911

*Participant loans (94 loans)	$315,197 principal amount, interest rates
	ranging from 7.75% to 9.00%, due through
	December 20, 2007	**	$315,197

*	Party-in-interest

**	Cost information is not required for participant-directed investments.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZIMMER PUERTO RICO SAVINGS AND INVESTMENT PROGRAM

By:

Date:	June 30, 2003		/S/ DENNIS KLINE Dennis Kline, Vice President, Human Resources Zimmer Holdings, Inc.